Exhibit 99.2

CONSENT OF EXPERT

March 3, 2020

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Imola Götz, do hereby consent to:

(1)
the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the written disclosure in the Company’s Material Change Report dated March 3, 2020 regarding the “Technical Report, Efemçukuru Gold Mine, Turkey” effective December 31, 2019 (the “Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the Technical Information, and the use of my name into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Imola Götz
Imola Götz, M. Sc., P. Eng
Eldorado Gold Corporation
Manager, Mine Engineering (Underground)